 Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

May 8, 2015

________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 15, 2015

________________________

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 2:00 p.m. (Israel time) on Monday, June 15, 2015, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

The Meeting is being called to ratify the election of each of (a) Ms. Lauri Hanover and (b) Mr. Jerry Mandel as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.

Our Board of Directors unanimously recommends that you vote in favor of the above proposal, which is described in the Proxy Statement to be delivered by the Company.

Shareholders of record at the close of business on Tuesday, May 12, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, May 19, 2015, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors